UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

INTREPID POTASH, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

46121Y102
(CUSIP Number)

October 16, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
o Rule 13d-1(b)
# Rule 13d-1(c)
o Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121Y102

  1. Names of Reporting Persons.
 Teton Trust Company LLC as Trustee of Clearway Trust

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  o        (b)  o

  3.

SEC Use Only

  4. Citizenship or Place of Organization

Wyoming

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

5. Sole Voting Power

  1,711,982[1]

6. Shared Voting Power

  0

7. Sole Dispositive Power

  1,711,982[1]

8. Shared Dispositive Power

  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

  1,711,982[1]

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  o

11. Percent of Class Represented by Amount in Row (9)

  13.16%[2]

12. Type of Reporting Person (See Instructions)

  OO

[1]   The 1,711,982 Common Stock shares are held by Clearway Capital Management LLC which is wholly owned by Clearway Trust.
[2]   Based on 13,006,124 shares of Common Stock of the Issuer outstanding as of June 30, 2020 - the most recent Quarterly Results publishing Issuer's outstanding shares as of the date of this filing. As of
August 13, 2020, the Issuer effectuated a 10 for 1 reverse stock split of all of its Common Stock. As a result thereof the number of Issuer's outstanding Common Stock published in its Second Quarter 2020
Results of 130,061,248 shares is reduced to 13,000,124.

CUSIP No. 46121Y102

  1. Names of Reporting Persons.

Clearway Capital Management LLC

  2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  o         (b)  o

  3. SEC Use Only

  4. Citizenship or Place of Organization

Florida

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person
With:

5. Sole Voting Power

  1,711,982[3]

6. Shared Voting Power

  0

7. Sole Dispositive Power

  1,711,982[3]

8. Shared Dispositive Power

  0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

  1,711,982[3]

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

  o

11. Percent of Class Represented by Amount in Row (9)

  13.16%[4]

12. Type of Reporting Person (See Instructions)

  CO

[3]   The 1,711,982 Common Stock shares are held by Clearway Capital Management LLC which is wholly owned by Clearway Trust.
[4]   Based on 13,006,124 shares of Common Stock of the Issuer outstanding as of June 30, 2020 - the most recent Quarterly Results publishing Issuer's outstanding shares as of the date of this filing. As of
August 13, 2020, the Issuer effectuated a 10 for 1 reverse stock split of all of its Common Stock. As a result thereof the number of Issuer's outstanding Common Stock published in its Second Quarter 2020
Results of 130,061,248 shares is reduced to 13,000,124.

CUSIP No. 46121Y102

Item 1.

(a) Name of Issuer
          INTREPID POTASH, INC.

(b) Address of Issuer's Principal Executive Offices
          1001 17th Street, Suite 1050 Denver, CO 80202

Item 2.

(a) Name of Person Filing
          This statement is jointly filed by and on behalf of each of Teton Trust Company LLC as Trustee of
Clearway Trust and Clearway Capital Management LLC. Teton Trust Company LLC is a Wyoming chartered Trust Company.
Teton Trust Company LLC is Trustee of Clearway Trust which is a Trust organized under the laws of Wyoming which wholly-owns Clewarway Capital Management LLC which holds all of the Common Stock Shares of the Issuer being reported in this Schedule 13G.
          Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b) Address of Principal Business Office or, if none, Residence
          The address of the principal business office of Teton Trust Company LLC as Trustee of Clearway Trust
is 36 E. Broadway, Suite 9-3, PO Box 490 Jackson, Wyoming 83001-0490, USA

          The address of the principal business office of Clearway Capital Management LLC is 501 Brickell Key
Drive Suite 602 Miami, Florida 33131, USA

(c) Citizenship
          See Item 4 on the cover page(s) hereto.

(d) Title of Class of Securities
          Common Stock, par value $0.001

(e) CUSIP Number
          46121Y102

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) o A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) o A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) o An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) o An investment company registered under Section 8 of the Investment Company Act of 1940 (15
U.S.C. 80a-8);

(e) o An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f) o An employee benefit plan or endowment fund in accordance with section 240.13d- 1(b)(1)(ii)(F);

(g) o A parent holding company or control person in accordance with section 240.13d- 1(b)(1)(ii)(G);

(h) o A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i) o A church plan that is excluded from the definition of an investment company under Section 3(c)(14)
of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) o A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k) o A group, in accordance with section 240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

(a) Amount beneficially owned:
          See Item 9 on the cover page(s) hereto.

(b) Percent of class:
          See Item 11 on the cover page(s) hereto.

(c) Number of shares as to which such person has:

   (i) Sole power to vote or to direct the vote:
                See Item 5 on the cover page(s) hereto.

   (ii) Shared power to vote or to direct the vote:
                See Item 6 on the cover page(s) hereto.

   (iii) Sole power to dispose or to direct the disposition of:
                See Item 7 on the cover page(s) hereto.

   (iv) Shared power to dispose or to direct the disposition of:
                See Item 8 on the cover page(s) hereto.

Item 5. Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following o.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person
          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by
the Parent Holding Company or Control Person.
          Teton Trust Company LLC is a Wyoming chartered Trust Company. Teton Trust Company LLC is Trustee of
Clearway Trust which is a Trust organized under the laws of Wyoming which wholly-owns Clearway Capital Management
LLC, a Florida limited liability company.  Clearway Capital Management LLC holds all of the Common Stock Shares of the Issuer being reported in this Schedule 13G.

Item 8. Identification and Classification of Members of the Group
          Not applicable.

Item 9. Notice of Dissolution of Group
          Not applicable.

Item 10. Certifications
          By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Date: October 20, 2020

Teton Trust Company LLC as Trustee of Clearway Trust

By: /s/ Alan Lemura
Name: Alan Lemura as Attorney-in-Fact for Abbie Flaherty
Title: Attorney-in-Fact for Director of Teton Trust Company LLC as Trustee of Clearway Trust*

Clearway Capital Management LLC

By: /s/ Alan Lemura
Name: Alan Lemura as Attorney-in-Fact for Luis Oscar Merlotti
Title: Attorney-in-Fact for Manager of Clearway Capital Management LLC*

* The Power of Attorneys given by each of Abbie Flaherty, Director of Teton Trust Company LLC as Trustee
of Clearway Trust and Luis Oscar Merlotti, Manager of Clearway Capital Management LLC, each of which have been filed with the Commission along with this Schedule 13G.

EXHIBIT INDEX

Exhibit     Description of Exhibit

24.1     Power of Attorney by Teton Trust Company LLC as Trustee of Clearway Trust
24.2     Power of Attorney by Clearway Capital Management LLC
99          Joint Filing Agreement